UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 000-24876

TELUS CORPORATION

(translation of registrant’s name into English)

5th Floor, 3777 Kingsway

Burnaby, British Columbia V5H 3Z7

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibits hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-176788) and registration statement on Form F-3 (File No. 333-186874) of TELUS Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Monique Mercier
	Name:	Monique Mercier
	Title:	Senior Vice-President, Chief Legal Officer and Corporate Secretary

Date: April 1, 2013

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Thirteenth Series Supplemental Indenture, dated as of April 1, 2013, between TELUS Corporation and Computershare Trust Company of Canada

99.2	Fourteenth Series Supplemental Indenture, dated as of April 1, 2013, between TELUS Corporation and Computershare Trust Company of Canada